SEC File No.70-


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960


              (Name of company filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

          (Name of top registered holding company parent of applicants)

T. G. Howson,                                 Douglas E. Davidson, Esq.
Vice President and Treasurer                  Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                      120 West 45th Street
GPU Service, Inc.                             New York, New York  10036
300 Madison Avenue
Morristown, New Jersey  07960

M. J. Connolly
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07960

                   (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------

         A. GPU and its various subsidiary companies currently purchase workers compensation insurance from Utilities Mutual Insurance Company ("UMI"), a captive mutual insurer providing insurance to a limited number of companies(1), and have been doing so since the 1920's. UMI is in the process of obtaining approval from the New York State Department of Insurance to convert from a mutual company to stock company status. It is UMI's intent that once it becomes a stock company, each policy holder would receive shares of common stock, $.01 par value, of a newly-formed holding company parent, UMICO Holdings, Inc. ("UMICO"), which will be incorporated under New York law, in proportion to their current ownership interest in UMI.

         B. In connection with its demutualization, UMI intends to sell its entire insurance portfolio to Cologne Re, which would then assume all UMI obligations and liabilities for outstanding claims and future claims under policies written by UMI. Thereafter, UMI will not conduct any active business and the workers compensation insurance previously provided by UMI to its members will instead be provided by an affiliate of Cologne Re to the UMICO shareholders at least through 2003. It is expected, however, that UMI and UMICO would not be liquidated and dissolved and would remain in existence until all claims or potential claims covered by outstanding UMI policies have either been resolved or adequately reinsured to the satisfaction of the New York Department of Insurance. Upon dissolution, the UMICO shareholders would be entitled to their pro rata shares of any remaining UMI surplus.

         C. GPU and its subsidiaries(2) currently have an aggregate ownership interest in UMI of approximately 36% and would, therefore, receive approximately 36% of UMICO's voting shares upon

______________________

(1) In addition to GPU and its subsidiaries, the current UMI members and policy holders are South Jersey Industries, Inc., Central Hudson Gas & Electric Corp., Empire State Electric Energy Research Corp., Griffith Oil Co., Long Island Water Corp., Middleburg Telephone, New York State Electric & Gas Corp., Niagara Mohawk Power Corp., Rochester Gas & Electric Corp. and Fi-Net Technologies.

(2) The GPU Subsidiaries are the following: GPU Advanced Resources, Inc., Metropolitan Edison Company, Pennsylvania Electric Company, Jersey Central Power & Light Company, GPU International, Inc., GPU Service, Inc., GPU Nuclear, Inc., Prime Energy Limited Partnership ("Prime") and Onondaga Cogeneration Limited Partnership ("Onondaga").

UMI's demutualization. In order to more efficiently manage and administer its workers compensation insurance programs, prior to demutualization, the GPU subsidiaries (other than Prime and Onondaga) have assigned their present interests in UMI to GPU. In contemplation of the pending demutualization, GPU and the other utility policy holders have entered into a subscription agreement providing for their purchase of shares of UMICO in proportion to their respective interests in UMI. Under the subscription agreement, GPU has agreed to acquire approximately 36.52% of UMICO in exchange for its present interest in UMI, subject, however, to the receipt of all necessary regulatory approvals, including Commission authorization under the Act. Following the acquisition, UMICO would, therefore, become a nonutility subsidiary of GPU.

         D. The purchase of workers' compensation insurance through UMI has resulted in economies and cost savings to the GPU system companies in that the current period costs of obtaining such insurance from UMI have been more economical or, at least, comparable to the commercial market, particularly since any "profits" earned by UMI, as a mutual insurer, have been returned to its policyholders through annual dividends. As such, UMI has been providing, and for a period of time, following UMI's demutualization, an affiliate of Cologne Re would continue to provide at least through 2003, GPU with workers' compensation insurance at rates approved by the New York State Insurance Department and which, in any event, would be in accordance with the requirements of Section 13(b) and Rules 90 and 91 under the Act.

         E. Consequently, by this application, GPU proposes to acquire shares of common stock, $.01 par value, of UMICO in exchange for all of its current interests in UMI. GPU would not pay any other consideration for the UMICO shares.

Rule 54 Analysis.
----------------
         The proposed transactions contemplate, among other things, the acquisition of securities by GPU which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1999, GPU's average consolidated retained earnings was approximately $2.416 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $2.172 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $244 million in FUCOs as of December 31, 1999.

                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                                    (A) For each United  States EWG in which GPU
                  directly or indirectly holds an interest:

                                        (1)  the books and records for such EWG
                                    will be kept in conformity with United
                                    States generally accepted accounting
                                    principles ("GAAP");

                                        (2)  the financial statements will be
                                    prepared in accordance with GAAP; and

                                        (3)  GPU  directly  or  through  its
                                    subsidiaries   undertakes   to  provide  the
                                    Commission access to such books and records and financial statements as the Commission may request.

                                    (B) For each FUCO or foreign  EWG which is a
                  majority owned subsidiary of GPU:

                                        (1)  the books and records for such
                                    subsidiary will be kept in accordance with GAAP;

                                        (2)  the financial statements for such
                                    subsidiary will be prepared in accordance with GAAP; and

                                        (3)  GPU  directly  or  through  its
                                    subsidiaries   undertakes   to  provide  the
                                    Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                                    (C) For each  FUCO or  foreign  EWG in which
                  GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                        (1)  such entity to maintain books and
                                    records in accordance with GAAP;

                                        (2)  the financial statements of such
                                    entity to be prepared in accordance with GAAP; and

                                        (3) access by the Commission to such
                                    books and records and  financial  statements
                                    (or  copies   thereof)  in  English  as  the
                                    Commission  may  request  and, in any event,
                                    GPU will provide the  Commission  on request
                                    copies  of  such   materials   as  are  made
                                    available  to GPU and its  subsidiaries.  If
                                    and to the extent that such entity's  books,
                                    records  or  financial  statements  are  not
                                    maintained  in  accordance  with  GAAP,  GPU
                                    will,   upon  request  of  the   Commission,
                                    describe   and   quantify    each   material
                                    variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

                           (ii) No more than 2% of GPU's domestic public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                           (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

--------------------

(3) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                           (iv) None of the  provisions of paragraph (b) of Rule
                  53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                                    (A)  Neither GPU nor any  subsidiary  of GPU
                  having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                                    (B)  GPU's  average  consolidated   retained
                  earnings   for  the  four  most   recent   quarterly   periods
                  (approximately $2.146 billion) represented an increase of approximately $49 million (or approximately 2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.367 billion).

                                    (C) GPU did not incur operating  losses from
                  direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

         The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's

June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

         At December 31, 1999, GPU's common equity and debt represented 30.2% and 66.2%, respectively, of its consolidated capitalization. As set forth in Exhibit H hereto, GPU expects its common equity ratio to increase during 2000 to approximately 35% of consolidated capitalization, principally as a result of the planned sale of certain FUCO investments. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

         GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

         Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

         Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at December 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

                  The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be filed by amendment.

--------------------

(4) The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and Baa1, A3 and A2, respectively;, by Moody's Investors Service, Inc.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

                  GPU believes that Sections 9(a)(1) and 10 of the Act and Rule 54 thereunder may be applicable to the proposed Transactions. GPU does not believe that Section 11(b) of the Act is applicable to its acquisition of the UMICO shares as it will not result in the acquisition by GPU of an interest in any other business. UMI has been providing workers compensation insurance to GPU and its subsidiaries since the 1920s and is not currently engaged in any business other than providing workers compensation insurance to its own employees.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

                  No state commission has jurisdiction with respect to any aspect of the Transactions and no Federal commission, other than your Commission, has jurisdiction with respect to any aspect thereof. The New York State Insurance Department must authorize the "demutualization" of UMI.

ITEM 5.  PROCEDURE.
         ---------

                  GPU requests that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than April 15, 2000. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

                           Exhibits:

                           A(1)     -       Certificate of Incorporation of
                                            UMICO Holdings, Inc. - to be filed
                                            by amendment.

                           A(2)     -       By-Laws of UMICO Holdings, Inc. -
                                            to be filed by amendment.

                           B        -       Form of Subscription Agreement for
                                            UMICO Holdings, Inc. - to be filed
                                            by amendment.

                           C        -       Not applicable

                           D        -       Not applicable

                           E        -       Not applicable

                           F(1)     -       Opinion of Berlack,  Israels &
                                            Liberman LLP -- to be filed by
                                            amendment.

                           F(2)     -       Opinion of Ryan, Russell, Ogden &
                                            Seltzer LLP -- to be filed by
                                            amendment.

                           G        -       Not applicable

                           H - Capitalization and Capitalization Ratios as at December 31, 1999, actual and pro forma.

                           I        -       Form of public notice.

                           Financial Statements:

                           1-A      -       GPU  and   Subsidiary   Companies
                                            Consolidated Balance Sheets,  actual
                                            and pro forma,  as at  December  31,
                                            1999, and Consolidated  Statement of
                                            Income and Retained Earnings, actual
                                            and pro forma, for the twelve months
                                            ended  December 31, 1999;  pro forma
                                            journal entries - Omitted, since the
                                            transaction  will  have no  material
                                            effect on such financial statements.

                           1-B      -       GPU  (Corporate)  Balance  Sheets,
                                            actual and pro forma, as at December
                                            31,  1999 and  Statements  of Income
                                            and  Retained  Earnings,  actual and
                                            pro  forma,  for the  twelve  months
                                            ended  December 31, 1999;  pro forma
                                            journal  entries --  Omitted,  since
                                            the   transaction   will   have   no
                                            material  effect  on such  financial
                                            statements.

                           2        -       Reference is made to the financial
                                            statements included in 1 above.

                           3        -       None, except as set forth in the
                                            Notes to the Financial Statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

                  (a) The proposed Transactions contemplate the acquisition by GPU of securities in an insurance holding company. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.

                  (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                          GPU, INC.


                                          By: /s/ T. G. Howson
                                              ----------------
                                                T. G. Howson,
                                                Vice President and Treasurer



Date:  February 18,2000